SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                                   ECOGEN INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   278864-20-2
                                 (CUSIP Number)


                                Emanuel J. Adler
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
       (Name, Address and Telephone Number of Person Authorized to receive
                           Notice and Communications)

                                  June 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 6 Pages)


----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
CUSIP NO. 238864-20-2                                          Page 2 of 6 Pages
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MOSES MARX


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

    NUMBER OF             2,056,621 (includes 1,521,788 shares issuable upon
      SHARES              conversion of 32,338 shares of Preferred Stock)
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
    REPORTING                      ---
      PERSON
       WITH        -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          2,056,621 (includes 1,521,788 shares
                          issuable upon conversion of 32,338 shares of Preferred Stock)

                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                   ----

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,056,621 (includes 1,521,788 shares issuable upon conversion of 32,338 shares of Preferred Stock)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.75%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

              IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 6 Pages

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
CUSIP NO. 238864-20-2                                          Page 3 of 6 Pages
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              UNITED EQUITIES (COMMODITIES) COMPANY


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


              WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

    NUMBER OF             2,056,621 (includes 1,521,788 shares issuable upon
      SHARES              conversion of 32,338 shares of Preferred Stock)
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH          8    SHARED VOTING POWER
    REPORTING
      PERSON                       ----
       WITH
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          2,056,621 (includes 1,521,788 shares
                          issuable upon conversion of 32,338 shares of Preferred Stock)

                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                        ----

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,056,621 (includes 1,521,788 shares issuable upon conversion of 32,338 shares of Preferred Stock)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.75%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

              PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 3 of 6 Pages

     This Amendment No. 4 amends and supplements the Schedule 13D, dated June 16, 1997 as amended (the "Schedule D"), of Moses Marx and United Equities (Commodities) Company ("United Equities Commodities") (the "Reporting Persons"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Ecogen, Inc. (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.



Item 5. Interest in Securities of the Issuer.

          (a) - (b)

          According to information provided by the Company, there were, as of May 28, 1999, 9,446,901 shares of Common Stock issued and outstanding.

          United Equities Commodities owns 2,056,621 shares of Common Stock, comprising 18.75% of the issued and outstanding shares of Common Stock. Said securities consist of (i) 534,833 shares owned directly by the Reporting Person; and (ii) 1,521,788 issuable upon conversion of 32,338 shares of Preferred Stock (determined by dividing the aggregate stated value of the Preferred Stock of $3,233,800 by the conversion price of $2.125 per share).

          Mr. Marx may be deemed a beneficial owner of such 2,056,621 shares by virtue of his being the only person in a position to determine the investment and voting decisions of United Equities Commodities with respect to such shares.

          Mr. Marx, through United Equities Commodities, has sole power to vote and dispose of all such shares.

          United Equities Commodities has sole power to vote and dispose of all such shares.

          Philippe D. Katz, a .5% partner in United Equities Commodities, beneficially owns 15,000 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of the Common Stock. Dr. Joseph M. Fink, a .5% partner in United Equities Commodities, beneficially owns 11,000 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock. The Reporting Persons specifically disclaim beneficial ownership of the shares of Common Stock owned by Mr. Katz and Dr. Fink, respectively, and disclaim membership in a Group.


                                Page 4 of 6 Pages

          (c) On August 20, 1999, 32,338 shares of the Company's 8% Series 1998-C Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), issued to United Equities Commodities on August 20, 1998, will become convertible. Thus, on June 21, 1999, United Equities Commodities became the beneficial owner of the shares of Common Stock into which such Preferred Stock is convertible, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

          (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

          (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.



                                Page 5 of 6 Pages

                                    SIGNATURE




     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 1999


                                      /s/ Moses Marx
                                      -------------------------------------
                                      MOSES MARX



                                      UNITED EQUITIES (COMMODITIES)
                                      COMPANY


                                      By: /s/ Moses Marx
                                          ---------------------------------
                                          Moses Marx, General Partner



                                Page 6 of 6 Pages